UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INC RESEARCH HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45329R109
(CUSIP Number)

Michael J. Aiello, Esq.
Sachin Kohli , Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,239,664

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,239,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,239,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.38% (1)

14	TYPE OF REPORTING PERSON
OO

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,332,076

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,332,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,332,076

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.12% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
748,983

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
748,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
748,983

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Operating Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,285

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,285

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,285

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Great-West Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,427

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,427

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Putnam Investments Employees’ Securities Company III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,399

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,399

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,426

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
59,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,426

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,287,744

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,287,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,287,744

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.14% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Equity Fund VII Investors (inVentiv), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,323,549

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,323,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,323,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.01% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,429,259

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,429,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H Lee Parallel Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,127,743

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,127,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,511,529

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,511,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,511,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Executive Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,282

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,282

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Fund VII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
217,962

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
217,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 103,526,171 shares of common stock outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “INC Research Common Stock”), of INC Research Holdings, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 3201 Beechleaf Court, Suite 600, Raleigh, North Carolina 27604.

Item 2.	Identity and Background

(a) This statement is being filed by the following entities:

1.	Thomas H. Lee Advisors, LLC (“THL Advisors”)

2.	Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“Equity Fund VI”)

3.	Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“(DT) Fund VI”)

4.	THL Operating Partners, L.P., a Delaware limited partnership (“THL Operating Partners”)

5.	Great-West Investors, L.P., a Delaware limited partnership (“Great-West Investors”)

6.	Putnam Investments Employees’ Securities Company III, LLC, a Delaware limited liability company (“Putnam III”)

7.	THL Coinvestment Partners, L.P., a Delaware limited partnership (“Coinvest Partners”)

8.	Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund VI”)

9.	THL Equity Fund VII Investors (inVentiv), L.P., a Delaware limited partnership (“Equity Fund VII (inVentiv)”)

10.	Thomas H. Lee Equity Fund VII, L.P., a Delaware limited partnership (“Equity Fund VII”)

11.	Thomas H. Lee Parallel Fund VII, L.P., a Delaware limited partnership (“Parallel Fund VII”)

12.	Thomas H. Lee Parallel (Cayman) Fund VII, L.P., a Cayman Islands limited partnership (“Parallel (Cayman) Fund VII”)

13.	THL Executive Fund VII, L.P., a Delaware limited partnership (“Executive Fund VII”)

14.	THL Fund VII Coinvestment Partners, L.P., a Delaware limited partnership (“Fund VII Coinvest”)

The entities listed in subparagraphs (1) through (13) above are collectively referred to as the “Reporting Persons” and each individually as a “Reporting Person.”

THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”) is the Managing Member of THL Advisors, which in turn is the General Partner of Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL”), which in turn is the Sole Member of THL Equity Advisors VI, a Delaware limited liability company (“Equity Advisors VI”) and THL Equity Advisors VII, LLC, a Delaware limited liability company (“Equity Advisors VII”). Equity Advisors VI is the General Partner of the following entities: Equity Fund VI; (DT) Fund VI; and Parallel Fund VI. Equity Advisors VII is the General Partner of Equity Fund VII (inVentiv), Equity Fund VII, Parallel Fund VII, Parallel (Cayman) Fund VII and Executive Fund VII.

THL is the General Partner of THL Operating Partners, Fund VII Coinvest, and Coinvest Partners.

THL Advisors is the Attorney-in-Fact of Great-West Investors and Putnam, LLC, a Delaware limited liability company (“Putnam I”), which in turn is the Managing Member of Putnam Investments Holdings, LLC (“Putnam II”), which in turn is the Managing Member of Putnam III.  Putnam I, Putnam II and Putnam III are referred to collectively herein as the “Putnam Entities.”

The Reporting Persons, together with THL, THL Holdco, Equity Advisors VI, Equity Advisors VII and the Putnam Entities are collectively referred to as the “THL Funds” and each individually as a “THL Fund.”

(b) The principal office address of each THL Fund other than the Great-West Investors and the Putnam Entities is c/o Thomas H. Lee Partners, L.P., 100 Federal St., 35th Floor, Boston, MA 02110.  The principal office address of Great-West Investors is 8515 E. Orchard Rd. 3T2, Greenwood Village, Colorado 80111. The principal office address of the Putnam Entities is One Post Office Square, Boston, MA 02109.

(c) The principal business of THL is to operate as an investment advisory firm and to make private equity investments. Each of the THL Funds, other than Equity Advisors VI, Equity Advisors VII, the Great-West Investors and the Putnam Entities, is principally engaged in the investment of securities. The Great-West Investors and the Putnam Entities are principally engaged in the business of investment management. Equity Advisors VI is principally engaged in the business of serving as a general partner to Equity Fund VI, among other limited partnerships. Equity Advisors VII is principally engaged in the business of serving as a general partner to other funds.

(d)(e) During the last five years, none of the THL Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the THL Funds has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth under Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

On May 10, 2017, the Issuer and Double Eagle Parent, Inc. (“inVentiv”) entered into an Agreement and Plan of Merger, as it may be amended from time to time (the “Merger Agreement”) pursuant to which  inVentiv merged with and into the Issuer, the separate corporate existence of inVentiv ceased and the Issuer continued as the surviving corporation (the “Merger”).

At the effective time of the Merger, each share of common stock, par value $0.0001, of inVentiv (“inVentiv Common Stock”), including those shares of inVentiv Common Stock held by the Reporting Persons, were automatically cancelled and ceased to exist, and thereafter represented only the right to receive a number of newly issued shares of INC Research Common Stock equal to the per share merger consideration to be paid in accordance with the Merger Agreement.

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

As further described in Item 6, the THL Stockholders’ Agreement, as defined below, provides for certain rights and obligations of the Reporting Persons relating to the nomination and election of directors to the board of directors of the Issuer (the “Board”), and committees of the Board. In addition, the THL Stockholders’ Agreement contains limitations on the acquisition and disposition of shares of INC Research Common Stock, among other things.

The Reporting Persons intend to communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. The Reporting Persons intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, the Reporting Persons may from time to time (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D .  Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Todd M. Abbrecht, who is a Managing Partner of THL, and Joshua M. Nelson, who is a Managing Director of THL, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in this paragraph.

Item 5.	Interest in Securities of the Issuer

(a)(b) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 25,239,664 shares of INC Research Common Stock, which represents 24.38% of Common Stock issued and outstanding.  The following table sets forth the number and percentage of INC Research Common Stock owned by each Reporting Persons named in Item 2 of this Schedule 13D.  The percentage of INC Research Common Stock owned was calculated based upon 103,526,171 shares outstanding as of August 1, 2017, as disclosed to the Reporting Persons by the Issuer.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock

Thomas H. Lee Advisors, LLC	25,239,664	24.38%

Thomas H. Lee Equity Fund VI, L.P.	6,332,076	6.12%

Thomas H. Lee Parallel (DT) Fund VI, L.P.	748,983	0.72%

THL Operating Partners, L.P.	11,285	0.01%

Great-West Investors, L.P.	32,427	0.03%

Putnam Investments Employees’ Securities Company III, LLC	32,399	0.03%

THL Coinvestment Partners, L.P.	59,426	0.06%

Thomas H. Lee Parallel Fund VI, L.P.	4,287,744	4.14%

THL Equity Fund VII Investors (Inventiv), L.P.	9,323,549	9.01%

Thomas H. Lee Equity Fund VII, L.P.[1]	1,429,259	1.38%

Thomas H. Lee Parallel Fund VII, L.P. [1]	1,127,743	1.09%

Thomas H. Lee Parallel (Cayman) Fund VII, L.P.[1]	1,511,529	1.46%

THL Executive Fund VII, L.P.[1]	125,282	0.12%

THL Fund VII Coinvestment Partners, L.P.[2]	217,962	0.21%

1 Represents shares of the Issuer held indirectly by each entity, in each case through a wholly owned subsidiary of the respective entity (the “Subsidiaries”).
2 Represents 217,962 shares held indirectly by Fund VII Coinvest proportionally through the Subsidiaries.

On account of the THL Stockholders’ Agreement (as defined and more fully described in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) Other than the Merger, no Reporting Person has entered into any transactions in the securities of the Issuer within the last 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 10, 2017, concurrently with the execution of the Merger Agreement, the Issuer entered into a stockholders’ agreement with the Reporting Persons (the “THL Stockholders’ Agreement).  Separately, the Issuer also entered into a stockholders’ agreement with funds affiliated with Advent International Corporation (“Advent”) (together with the THL Stockholders’ Agreement, the “Stockholders’ Agreements”). The Reporting Persons are collectively referred to as the “THL Sponsor” and Advent is referred to as the “Advent Sponsor.”  The THL Sponsor and the Advent Sponsor are collectively referred to as the “Sponsors.”

Board and Committee Composition After the Merger

Pursuant to the THL Stockholders’ Agreement, the Board will be comprised of ten directors until the 2019 annual meeting of the Issuer. Initially, the Board will be comprised of (i) Alistair Macdonald, the former Chief Executive Officer of the Issuer, (ii) Michael Bell, the former Chief Executive Officer of inVentiv, (iii) Linda Harty, William E. Klitgaard, Kenneth Meyer and Matthew Monaghan, as the continuing INC Research directors, (iv) Tom Allen and John Maldonado as the initial Advent directors and (v) Todd Abbrecht and Joshua Nelson as the initial Reporting Persons’ directors.

Pursuant to the THL Stockholders’ Agreement, if the THL Sponsor and its affiliates beneficially own at least 16.5% of the then-outstanding shares of INC Research Common Stock, then the THL Sponsor may designate two directors to the Board. From and after the time the THL Sponsor and its affiliates beneficially own at least 5% but less than 16.5% of the then-outstanding shares of INC Research Common Stock, the THL Sponsor may designate one director to the Board. After the THL Sponsor and its affiliates beneficially own less than 5% of the then-outstanding shares of INC Research Common Stock, the THL Sponsor will no longer have the right to designate any directors to the Board.

The THL Stockholders’ Agreement also provides the THL Sponsor with the right, subject to certain limitations, to designate its directors to serve as members of certain committees of the Board. As long as the THL Sponsor and its affiliates beneficially own at least 16.5% of the then-outstanding shares of INC Research Common Stock, one initial THL director will serve on the Governance Committee of the Board, and one initial THL director will serve on the Compensation Committee of the Board. If at any time the THL Sponsor and its affiliates own at least 5% but less than 16.5% of the then-outstanding shares of INC Research Common Stock, the remaining nominee of the THL Sponsor will serve on either the Governance Committee or the Compensation Committee.

The THL Stockholders’ Agreement also provides for certain nomination rights for chairpersons of the committees of the Board, who will be elected by a majority of the directors.

The Chief Executive Officer of the Issuer following the Merger will be Alistair Macdonald. The Executive Chairperson of the Board following the Merger will be Michael Bell, who is expected to serve in such capacity until the 2019 annual meeting of the Issuer. If prior to the 2019 annual meeting Michael Bell ceases for any reason to serve as a director of the Board, the directors designated by the Sponsors will have the right by majority vote to nominate an individual to the Board to serve as Executive Chairperson until the 2019 annual meeting, provided the individual is a qualified nominee as set forth in the THL Stockholders’ Agreement. From and after the 2019 annual meeting, the Board will be comprised of nine directors, and the remaining members of the Board will select a Chairperson by majority vote. The Lead Independent Director following the Merger will be an independent director approved by a majority vote of the non-affiliated directors. From and after the 2019 annual meeting, the Board will have the right to determine by majority vote whether to have a Lead Independent Director, and if so, a Lead Independent Director will be selected by a majority vote of the Board.

Share Acquisition and Ownership Limitations and Standstills

Until the first date when (i) the THL Sponsor and its affiliates beneficially own less than 5% of the outstanding INC Research Common Stock and (ii) there have been no investor nominees of the THL Sponsor on the Board (the “Fallaway Date”), the THL Sponsor may not, and must cause its affiliates and representatives acting on its behalf not to, directly or indirectly, acquire any capital stock or other securities issued by the Issuer or any subsidiary of the Issuer, except that the THL Sponsor may acquire INC Research Common Stock not to exceed the THL Sponsor’s initial ownership percentage upon consummation of the Merger.

The THL Sponsor is also subject to standstill provisions that are subject to exceptions and cease on the Fallaway Date. Until the Fallaway Date, the THL Sponsor must not, and must cause its affiliates and its and their representatives acting on their behalf not to, directly or indirectly:

•
engage in any “solicitation” of “proxies” or consents relating to the election of directors of the Issuer, become a “participant” (as such terms are defined under Regulation 14A under the Exchange Act) in any solicitation seeking to elect directors not nominated by the Board, or agree or announce an intention to vote with any person undertaking a “solicitation”, or seek to advise or influence any person or group with respect to the voting of any voting shares of the Issuer (in each case, other than with respect to the election of the initial THL nominees);

•	deposit any voting shares of the Issuer in any voting trust or similar arrangement (unless such shares remain subject to the restrictions of the THL Stockholders’ Agreement);

•
form, join, knowingly encourage the formation of or knowingly engage in discussions relating to the formation of, or participate in a group for the purpose of seeking control, or influencing the control of, the Issuer, except for the arrangements expressly permitted by the THL Stockholders’ Agreement;

•
make any public statement seeking to control or influencing the management, Board or policies of the Issuer or any of its subsidiaries other than through participation on the Board and the applicable committees; provided, that the THL Sponsor’s nominees are not permitted to take any public action or make any public statement in concert with the Advent Sponsor’s nominees, with respect to the Issuer;

•
offer, propose, or agree to acquire (or request permission to), including by joining or participating in a group, beneficial ownership of voting shares, except as permitted by certain sections of the THL Stockholders’ Agreement;

•
publicly seek or request permission to do any of the foregoing, publicly request to amend or waive any provision of the THL Stockholders’ Agreement relating to standstills or limitations on share acquisition and ownership, or publicly make or publicly seek permission to make any public announcement with respect to any of the foregoing;

•
contest the validity or enforceability of the agreements relating to standstills or limitations on share acquisition and ownership or publicly seek a release of the restrictions relating to standstills or limitations on share acquisition and ownership (whether by legal action or otherwise)

•	enter into any agreement, arrangement or understanding with respect to any of the foregoing; or

•	knowingly encourage or knowingly facilitate others to do any of the foregoing.

The restrictions set forth in the preceding paragraph will not apply to the THL Sponsor if one of the following events occurs (provided that, in the event that the applicable transaction has not occurred within six months of the date the THL Sponsor is released from the restrictions in the preceding paragraph, then such restrictions will resume provided that such transaction is not being actively pursued at such time):

•
The Issuer enters into a definitive agreement with respect to, a merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise:

•	involving the sale to an unaffiliated third party of all or substantially all of the Issuer’s and its subsidiaries’ assets, taken as a whole, on a consolidated basis or

•
that would, if consummated, result in the stockholders of the Issuer immediately prior to the consummation of such transaction, owning less than 50% of the total outstanding voting power of the voting securities of the Issuer or the surviving company (or any direct or indirect parent entity thereof) in such transaction;

•
a tender offer or exchange offer for an amount of capital stock that represents more than 50% of the total voting power of the outstanding voting securities of the Issuer is commenced by a third party (and not involving any breach, by the THL Sponsor, of the preceding paragraph) which tender offer or exchange offer, if consummated, would result in a change of control of the Issuer, and either (i) the Board recommends (by majority vote) that the stockholders of the Issuer tender their shares in response to such offer or does not recommend against the tender offer or exchange offer within 10 business days after the commencement thereof or such longer period as permitted under securities laws or (ii) the Board later publicly recommends (by majority vote) that the stockholders of the Issuer tender their shares in response to such offer; or

•	The Issuer makes a public announcement that is approved by the Board (by majority vote) that it intends to consummate a change of control transaction;

provided, that the THL Sponsor and Advent Sponsor will not be permitted to jointly make a competing proposal unless the event in the second bullet above applies and a majority of the non-affiliated directors have approved such competing proposal.

Restrictions on Sponsors Acting as a Group

The THL Stockholders’ Agreement, from and after the effective time of the Merger, unless approved by a majority of the Board (excluding both the THL nominees and the Advent nominees), provides that the THL Sponsor (including its affiliates and any of its representatives acting on its behalf) may not form a group or have any agreements, arrangements or understandings with the Advent Sponsor relating to seeking control, or influencing the control, of the Issuer, except for the arrangements expressly set forth in the THL Stockholders’ Agreement.

If the Board determines, after first providing notice of the Board’s belief that the Sponsors have formed a group in violation of the applicable Stockholders’ Agreement and consulting in good faith with the Sponsors for a period of ten business days thereafter, by the vote of a majority of the directors, excluding both the THL nominees and Advent nominees, that the Sponsors have formed a group in violation of the applicable Stockholders’ Agreement, the THL Sponsor and the Advent Sponsor each must cause all its shares beneficially owned by it and its affiliates that are entitled to be voted at any stockholders meeting to be voted in accordance with the direction of Board, which will be determined by a majority vote of the directors, excluding both the THL nominees and Advent nominees. This directed voting by the Board will cease in the event that the Board determines by the vote of a majority of the directors, excluding both the THL nominees and Advent nominees, which the group formation has ceased.

The restrictions on the Sponsors from acting as a group pursuant to the Stockholders’ Agreements will cease at the time which either of the THL Sponsor or the Advent Sponsor and their affiliates own less than 5% of the outstanding shares of INC Research Common Stock.

Restrictions on Transfers

For six months following the Merger, the THL Sponsor may not transfer any shares without the prior written consent of the Issuer (except to affiliates of the THL Sponsor that execute a joinder to the THL Stockholders’ Agreement). Following the expiration of the six month period following the closing of the Merger, the THL Sponsor will be permitted to make transfers:

•	to an affiliate, as long as prior to such transfer the affiliate executes a joinder to the THL Stockholders’ Agreement in the form attached to the THL Stockholders’ Agreement;

•	pursuant to the THL Sponsor’s right to require the Issuer to file one or more registration statements with the SEC to register the shares held by the THL Sponsor;

•	pursuant to Rule 144 of the Securities Act;

•
in a distribution to limited partners and the general partner (and its representative members), as applicable, of the THL Sponsor or an affiliate of the THL Sponsor in accordance with the organizational documents of the THL Sponsor or such affiliate of the THL Sponsor; or

•	in one or more privately negotiated bona fide sales exempt from the registration of the Securities Act;

provided that in no event may the THL Sponsor transfer shares of INC Research Common Stock to:

•
an activist investor of the Issuer that has in the preceding two years publicly acted, alone or in concert with others, to seek to control or influence the Board, the Issuer’s stockholders or management or policies of the Issuer or any of its subsidiaries;

•	a competitor of the Issuer, which includes:

•	any person that is identified as a competitor in the Issuer’s most recently filed Annual Report on Form 10-K;

•
ICON plc, Laboratory Corporation of America Holdings (formerly Covance, Inc.), Medpace Holdings, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, LLC, PRA Health Sciences, Inc., Quintiles IMS Holdings, Inc. and Chiltern International Limited; and

•	any publicly disclosed controlled affiliate, or person otherwise known to the Sponsor to be a controlled affiliate, of any person specified in the two sub-bullets above;

•
the Advent Sponsor (until the Advent Sponsor and its affiliates beneficially own less than 5% of the outstanding INC Research Common Stock and then only to the extent that the Advent Sponsor would not exceed 5% ownership after giving effect to such transfer); or

•	any person or group who would, to the knowledge of the THL Sponsor, own more than 5% of the outstanding shares of INC Research Common Stock after giving effect to the transfer.

Preemptive Rights

Subject to certain exceptions, and until the date the THL Sponsor and its affiliates have owned less than 5% of the outstanding INC Research Common Stock, the THL Sponsor will be entitled to preemptive rights with respect to the issuance of any shares of INC Research Common Stock or common stock equivalents after the effective time of the Merger. However, the Issuer will not be required to sell any shares to the THL Sponsor that would result in the THL Sponsor’s beneficial ownership percentage of INC Research Common Stock exceeding such percentage as of the time immediately following the effective time of the Merger.

Registration Rights

The THL Sponsor will have customary registration rights with respect to its shares of INC Research Common Stock, including demand registration rights, piggyback registration rights and shelf registration statement rights, in each case, subject to certain customary limitations. The THL Sponsor will also have the right to specify the method of distribution of securities, including an underwritten public offering, and approve of lead managing underwriter and each other managing underwriter.

Termination

The THL Stockholders’ Agreement will terminate upon the earlier of (i) the THL Sponsor and its affiliates ceasing to beneficially own at least 5% of the outstanding shares of INC Research Common Stock and (ii) the mutual written agreement of the THL Sponsor and the Issuer.

The foregoing description of the THL Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the THL Stockholders’ Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

99.1
Stockholders’ Agreement, dated May 10, 2017, between the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by INC Research Holdings, Inc. on May 10, 2017).

99.2*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2017	THOMAS H. LEE ADVISORS, LLC
	By:	THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 10, 2017	THOMAS H. LEE EQUITY FUND VI, L.P.
THOMAS H. LEE PARALLEL FUND VI, L.P.
THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 10, 2017	THL OPERATING PARTNERS, L.P.
THL COINVESTMENT PARTNERS, L.P.
THL FUND VII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P.,
its General Partner
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 10, 2017	GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC,
Attorney-in-Fact
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 10, 2017	PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES
COMPANY III, LLC
By: Putnam Investments Holdings, LLC,
its Managing Member
By: Putnam Investments, LLC,
its Managing Member
By: Thomas H. Lee Advisors, LLC,
Attorney-in-Fact
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 10, 2017	THL EQUITY FUND VII INVESTORS (INVENTIV), L.P.
THOMAS H. LEE EQUITY FUND VII, L.P.
THOMAS H. LEE PARALLEL FUND VII, L.P.
THOMAS H. LEE PARALLEL (CAYMAN) FUND VII, L.P.
THL EXECUTIVE FUND VII, L.P.
By: THL Equity Advisors VII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

	By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director